July 6, 2010

Nicole Leigh
President
Zaldiva, Inc.
331 East Commercial Boulevard
Ft. Lauderdale, FL 33334

      **Re:**    **Zaldiva, Inc.**
            **Preliminary Information Statement on Schedule 14C**
            **Filed July 2, 2010**
            **File No. 000-49652**

Dear Ms. Leigh:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

The Resolution, page 3

1.      Please discuss the possible anti-takeover effects of the increase in authorized shares of common stock.  Inform holders that management might use the additional shares to resist or frustrate a third-party transaction by, for example, diluting the stock ownership of persons seeking to obtain control of the company.  Refer to Securities Exchange Act Release No. 34-15230.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jan Woo at (202) 551-3453 if you have questions.  If you require further assistance, please contact me at (202) 551-3457.

Sincerely,


Maryse Mills-Apenteng
Special Counsel


cc:     Via facsimile at (801) 355-7126
        Branden T. Burningham, Esq.